UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Maravai LifeSciences Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

56600D 107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Maravai Life Sciences Holdings 2, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,681,033
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,681,033

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,681,033
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.49%(a)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(a)

All percentages calculated in this Amendment No. 1 to Schedule 13G are calculated based on (i) 131,458,704 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 123,669,196 shares of Class A common stock in respect of shares of the Issuer’s Class B common stock (“Class B Shares”) convertible (with an equal number of common units of Maravai Topco Holdings, LLC (“Common Units”)) into Class A common stock on a one-for-one basis.

1.	Names of Reporting Persons Maravai Life Sciences Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 123,669,196
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 123,669,196

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,669,196(a)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 48.47%(b)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(a)	Represents 123,669,196 shares of Class A common stock issuable in respect of 123,669,196 Class B Shares and Common Units.
(b)

The ownership calculation is based on the aggregate number of Common Units beneficially owned by the Reporting Person, which pursuant to Rule 13d-3 of the Act is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the Reporting Person. All percentages calculated in this Amendment No. 1 to Schedule 13G are calculated based on (i) 131,458,704 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 123,669,196 shares of Class A common stock in respect of the Class B Shares convertible (with an equal number of common units of Common Units) into Class A common stock on a one-for-one basis.

1.	Names of Reporting Persons GTCR Fund XI/C LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,681,033
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,681,033

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,681,033
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.49%(a)
12.	Type of Reporting Person (See Instructions) PN

(a)

The ownership calculation is based on the aggregate number of Common Units beneficially owned by the Reporting Person, which pursuant to Rule 13d-3 of the Act is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the Reporting Person. All percentages calculated in this Amendment No. 1 to Schedule 13G are calculated based on (i) 131,458,704 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 123,669,196 shares of Class A common stock in respect of the Class B Shares convertible (with an equal number of common units of Common Units) into Class A common stock on a one-for-one basis.

1.	Names of Reporting Persons GTCR Fund XI/B LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 123,669,196
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 123,669,196

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,669,196(a)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 48.47%(b)
12.	Type of Reporting Person (See Instructions) PN

(a)	Represents 123,669,196 shares of Class A common stock issuable in respect of 123,669,196 Class B Shares and Common Units.
(b)

The ownership calculation is based on the aggregate number of Common Units beneficially owned by the Reporting Person, which pursuant to Rule 13d-3 of the Act is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the Reporting Person. All percentages calculated in this Amendment No. 1 to Schedule 13G are calculated based on (i) 131,458,704 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 123,669,196 shares of Class A common stock in respect of the Class B Shares convertible (with an equal number of common units of Common Units) into Class A common stock on a one-for-one basis.

1.	Names of Reporting Persons GTCR Co-Invest XI LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 123,669,196
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 123,669,196

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,669,196(a)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 48.47%(b)
12.	Type of Reporting Person (See Instructions) PN

(a)	Represents 123,669,196 shares of Class A common stock issuable in respect of 123,669,196 Class B Shares and Common Units.
(b)

The ownership calculation is based on the aggregate number of Common Units beneficially owned by the Reporting Person, which pursuant to Rule 13d-3 of the Act is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the Reporting Person. All percentages calculated in this Amendment No. 1 to Schedule 13G are calculated based on (i) 131,458,704 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 123,669,196 shares of Class A common stock in respect of the Class B Shares convertible (with an equal number of common units of Common Units) into Class A common stock on a one-for-one basis. .

1.	Names of Reporting Persons GTCR Partners XI/A&C LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,681,033
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,681,033

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,681,033
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.49%(a)
12.	Type of Reporting Person (See Instructions) PN

(a)

The ownership calculation is based on the aggregate number of Common Units beneficially owned by the Reporting Person, which pursuant to Rule 13d-3 of the Act is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the Reporting Person. All percentages calculated in this Amendment No. 1 to Schedule 13G are calculated based on (i) 131,458,704 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 123,669,196 shares of Class A common stock in respect of the Class B Shares convertible (with an equal number of common units of Common Units) into Class A common stock on a one-for-one basis.

1.	Names of Reporting Persons GTCR Partners XI/B LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 123,669,196
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 123,669,196

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,669,196(a)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 48.47%(b)
12.	Type of Reporting Person (See Instructions) PN

(a)	Represents 123,669,196 shares of Class A common stock issuable in respect of 123,669,196 Class B Shares and Common Units.
(b)

The ownership calculation is based on the aggregate number of Common Units beneficially owned by the Reporting Person, which pursuant to Rule 13d-3 of the Act is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the Reporting Person. All percentages calculated in this Amendment No. 1 to Schedule 13G are calculated based on (i) 131,458,704 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 123,669,196 shares of Class A common stock in respect of the Class B Shares convertible (with an equal number of common units of Common Units) into Class A common stock on a one-for-one basis.

1.	Names of Reporting Persons GTCR Investment XI LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 145,350,229
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 145,350,229

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,350,229(a)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 56.97%(b)
12.	Type of Reporting Person (See Instructions) OO

(a)

Calculated based on (i) 21,681,033 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 123,669,196 shares of Class A common stock issuable in respect of the Class B Shares and Units.

(b)

The ownership calculation is based on the aggregate number of Common Units beneficially owned by the Reporting Person, which pursuant to Rule 13d-3 of the Act is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the Reporting Person. All percentages calculated in this Amendment No. 1 to Schedule 13G are calculated based on (i) 131,458,704 shares of Class A common stock outstanding as of September 30, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 123,669,196 shares of Class A common stock in respect of the Class B Shares convertible (with an equal number of common units of Common Units) into Class A common stock on a one-for-one basis.

Item 1(a).	Name of Issuer

Maravai LifeSciences Holdings, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

10770 Wateridge Circle, Suite 200 San Diego, CA 92121

Item 2(a).	Names of Persons Filing

This Amendment No. 1 to Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: (i) Maravai Life Sciences Holdings 2, LLC (“MLSH 2”), (ii) Maravai Life Sciences Holdings, LLC (“MLSH 1” and collectively with MLSH 2, the “MLSH Entities”) (iii) GTCR Fund XI/C LP, which controls the board of managers of MLSH 2, (iii) GTCR Fund XI/B LP, (iv) GTCR Co-Invest XI LP, which together with GTCR Fund XI/B LP, controls the board of managers of MLSH 1, (v) GTCR Partners XI/A&C LP, which is the general partner of GTCR Fund XI/C LP, (vi) GTCR Partners XI/B LP, which is the general partner of GTCR Fund XI/B LP, and (vii) GTCR Investment XI LLC, which is the general partner of each of GTCR Co-Invest XI LP, GTCR Partners XI/A&C LP and GTCR Partners XI/B LP. Collectively, the MLSH Entities, GTCR Fund XI/C LP, GTCR Fund XI/B LP, GTCR Co-Invest XI LP, GTCR Partners XI/A&C LP, GTCR Partners XI/B LP and GTCR Investment XI LLC are the “Reporting Persons.”

The Reporting Persons previously entered into an Agreement Regarding the Joint Filing of Schedule 13G, dated February 11, 2021 , pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

300 North LaSalle Street, Suite 5600 Chicago, IL 60654

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.01 per share.

Item 2(e).	CUSIP Number

56600D 107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer, MLSH 1 is entitled at its option to exchange Common Units into shares of Class A common stock on a one-for-one basis. MLSH 1 holds directly 123,669,196 Common Units and MLSH 2 holds directly 21,681,033 shares of the Issuer’s Class A common stock.

MLSH 1 and MLSH 2 are each managed by a board of managers. GTCR Fund XI/C LP controls the board of managers of MLSH 2. GTCR Fund XI/B LP and GTCR Co-Invest XI LP control the board of managers of MLSH 1. GTCR Partners XI/A&C LP is the general partner of GTCR Fund XI/C LP. GTCR Partners XI/B LP is the general partner of GTCR Fund XI/B LP. GTCR Investment XI LLC is the general partner of each of GTCR Co-Invest XI LP, GTCR Partners XI/A&C LP and GTCR Partners XI/B LP. GTCR Investment XI LLC is managed by a board of managers (the “GTCR Board of Managers”) consisting of Mark M. Anderson, Craig A. Bondy, Aaron D. Cohen, Sean L. Cunningham, Benjamin J. Daverman, David A. Donnini, Constantine S. Mihas and Collin E. Roche, and no single person has voting or dispositive authority over the Class A common stock or Common Units held directly by MLSH 2 and MLSH 1, respectively. Each of GTCR Partners XI/A&C LP, GTCR Investment XI LLC and the GTCR Board of Managers may be deemed to share beneficial ownership of the shares held of record by MLSH 2, each of GTCR Partners XI/B LP, GTCR Investment XI LLC and the GTCR Board of Managers may be deemed to share beneficial ownership of the shares held of record by MLSH 1. Each of the individual members of the GTCR Board of Managers disclaims beneficial ownership of the shares held of record by MLSH 1 and MLSH 2 and this Statement shall not be construed as an admission that any of such individual members or any of the Reporting Persons are, for purposes of Section 13(d) or 13(g), beneficial owners of the reported securities.

(b)  Percent of Class: See response to Item 11 on each of the cover pages.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

MLSH 1 and MLSH 2 are each managed by a board of managers. GTCR Fund XI/C LP controls the board of managers of MLSH 2. GTCR Fund XI/B LP and GTCR Co-Invest XI LP control the board of managers of MLSH 1. GTCR Partners XI/A&C LP is the general partner of GTCR Fund XI/C LP. GTCR Partners XI/B LP is the general partner of GTCR Fund XI/B LP. GTCR Investment XI LLC is the general partner of each of GTCR Co-Invest XI LP, GTCR Partners XI/A&C LP and GTCR Partners XI/B LP. GTCR Investment XI LLC is managed by a board of managers (the “GTCR Board of Managers”) consisting of Mark M. Anderson, Craig A. Bondy, Aaron D. Cohen, Sean L. Cunningham, Benjamin J. Daverman, David A. Donnini, Constantine S. Mihas and Collin E. Roche, and no single person has voting or dispositive authority over the Class A common stock or Common Units held directly by MLSH 2 and MLSH 1, respectively. Each of GTCR Partners XI/A&C LP, GTCR Investment XI LLC and the GTCR Board of Managers may be deemed to share beneficial ownership of the shares held of record by MLSH 2, each of GTCR Partners XI/B LP, GTCR Investment XI LLC and the GTCR Board of Managers may be deemed to share beneficial ownership of the shares held of record by MLSH 1. Each of the individual members of the GTCR Board of Managers disclaims beneficial ownership of the shares held of record by MLSH 1 and MLSH 2 and this Statement shall not be construed as an admission that any of such individual members or any of the Reporting Persons are, for purposes of Section 13(d) or 13(g), beneficial owners of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

MARAVAI LIFE SCIENCES HOLDINGS, LLC

By:	/s/ Kevin Herde
Name:	Kevin Herde
Title:	Chief Financial Officer

MARAVAI LIFE SCIENCES HOLDINGS 2, LLC

By:	/s/ Kevin Herde
Name:	Kevin Herde
Title:	Chief Financial Officer

GTCR FUND XI/C LP

By:	GTCR Partners XI/A&C LP
Its:	General Partner

By:	GTCR Investment XI LLC
Its:	General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal

GTCR FUND XI/B LP

By:	GTCR Partners XI/B LP
Its:	General Partner

By:	GTCR Investment XI LLC
Its:	General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal

GTCR PARTNERS XI/A&C LP

By:	GTCR Investment XI LLC
Its:	General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal

GTCR CO-INVEST XI LP

By:	GTCR Investment XI LLC
Its:	General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal

GTCR PARTNERS XI/B LP

By:	GTCR Investment XI LLC
Its:	General Partner

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal

GTCR INVESTMENT XI LLC

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal